February 14, 2025

Michael Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr., Suite 200
Las Vegas, Nevada 89135

       Re: Jet.AI Inc.
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284504
Dear Michael Winston:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Resales of our Common Stock in the public market by our stockholders as a result of this offering, page 7

1. We note your risk factor disclosure at page 7. Please expand your disclosure, where appropriate, to show the dilutive impact of the issuances under the securities purchase agreement.
Selling Stockholder, page 10

2.     On March 28, 2024, you entered into a Securities Purchase Agreement (the
"SPA")
       with Ionic Ventures, LLC. whereby it received (along with common stock) 150 shares of Series B and a warrant exercisable for 1,500 shares of Series B. We note that this is the third registration statement filed in connection with resales of your common stock by Ionic which it obtained or may obtain pursuant to the SPA. In the Form S-1
 February 14, 2025
Page 2

       effective 10/23/2024 (file no. 333-279385), the registration statement covered common stock issuable upon conversion of 50 shares of Series B received pursuant to a separate letter agreement and 1,500 shares of Series B issuable upon conversion of the warrant received as part of the March 28, 2024 Securities Purchase Agreement
       (which would be all of the Series B issuable upon such warrant). In the Form S-3 effective 12/27/2024 (file no. 333-283207), the registration statement covered the resale of common stock issuable upon conversion of 1,350 shares of Series B
       Preferred Stock issuable upon the exercise of the SPA warrant. In the current filing, you register the resale of 1.27M shares of common stock issuable upon conversion of
       450 shares of Series B that Ionic "currently holds" and 850 shares of Series B issuable upon the exercise of the SPA warrant.

       Please provide expanded disclosure to clarify how many securities of each class or type that Ionic currently holds and how many of the previously registered shares it sold under the respective registration statements. If multiple offerings cover the same shares issuable upon exercise or conversion of underlying securities, please explain how this is consistent with your undertaking under Item 512(a)(3) of Regulation S-K.
3. We note the reference in footnote 2 to the 4.99% beneficial ownership limitation, but the related disclosure at page 2 describes additional, higher thresholds which appear in
       Section 4(d) of the certificate of designations for the Series B. Disclose which threshold applies to Ionic for purposes of the current offering and explain why the other thresholds are inapplicable. In an expanded discussion of prior conversions by
       Ionic of the Series B, disclose which threshold(s) applied in each case.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-
3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Hallie D. Heath, Esq., of Dykema Gossett PLLC